中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the "Company") has published an "Announcement of the Board of Directors of China Southern Airlines Company Limited" on Shanghai Stock Exchange, the full texts of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China

11 June 2010

As at the date of this announcement, the Directors include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.

Stock short name: China South Air Stock Code: 600029 Notice No.: Lin 2010-023

Announcement of the Board of Directors of China Southern Airlines Company Limited

The board (the "Board") of directors (the "Directors") of the Company and all of its members confirm that the contents of this announcement does not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Pursuant to the Articles of Association of China Southern Airlines Company Limited (the "Company"), the Board passed the following written resolution:

The cessation of Mr. Zhang He Ping as the Chief Engineer of the Company due to job arrangement be and is hereby approved.

All the 12 Directors who were convened to take part in have attended the session. The above resolution has been reviewed and approved by the Directors, in a way and procedure in compliance with the provisions of the Company Law and the Articles of Association of the Company.

Board of Directors of
China Southern Airlines Company Limited
11 June 2010